Exhibit 12.1

	Three months
	ended March 31	Years ended December 31
	2007	2006	2005	2004	2003	2002
Loss from continuing operations before income taxes	(303)	(8,503)	(6,004)	(6,550)	(2,774)	(7,550)

Add: Fixed charges	—	—	—	2,889	—	—

Loss as defined	(303)	(8,503)	(6,004)	(3,661)	(2,774)	(7,550)

Fixed Charges: Interest expense and amortization of discounts and premiums related to indebtedness	—	—	—	2,889	—	—

Deficiency of earnings to cover fixed charges	(303)	(8,503)	(6,004)	(6,550)	(2,774)	(7,550)